FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 for the month of July, 2003

ALADDIN KNOWLEDGE SYSTEMS LTD.

(Translation of registrant’s name in English)

15 Beit Oved Street, Tel Aviv, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

On July 24, 2003, Aladdin Knowledge Systems Ltd. (the “Registrant”) announced its financial results for the second quarter and six months period ended June 30, 2003. A copy of the press release is attached hereto as Exhibit 1.

This Form 6-K is being incorporated by reference in all effective registration statements filed by the Registrant under the Securities Act of 1933.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

Aladdin Knowledge Systems Ltd. (Registrant) BY: /S/ Erez Rosen —————————————— Erez Rosen CFO

      Date: July 24, 2003

Exhibit 1

Aladdin Knowledge Systems
PRESS RELEASE

Press Contact:	Investor Relations Contact:
www.eAladdin.com	Evan Smith CFA / Lee Roth
Steven E. Kuehn	KCSA Worldwide
Aladdin Knowledge Systems	esmith@kcsa.com / lroth@kcsa.com
steven.kuehn@eAladdin.com	212.896.1251 / 212.896.1209
847.637.4033

FOR IMMEDIATE RELEASE

Aladdin Knowledge Systems Announces Second Quarter Results

Reports record second quarter sales, increased profitability, and positive cash flow

NEW YORK and TEL AVIV, ISRAEL, July 24, 2003 - Aladdin Knowledge Systems (NASDAQ: ALDN) today announced financial results for the second quarter and six-month period ended June 30, 2003.

Revenues for the second quarter reached $13.01 million, an 11.2% increase over revenues of $11.70 million for the second quarter of 2002. The second quarter resulted in a net profit of $563,000, or $0.05 per basic and diluted share, compared with net loss of $(2,206,000), or $(0.20) per basic and diluted share for the second quarter of 2002 and net profit of $311,000, or $0.03 per basic and diluted share, in the first quarter of 2003. At the conclusion of the second quarter, the Company had cash and cash equivalents of $14.77 million, representing an increase during the second quarter of approximately $1.32 million.

For the six-month period ended June 30, 2003, revenues were $26.18 million, an increase of 8% compared with revenues of $24.25 million for the comparable period in 2002. Net income for the period was $874,000, or $0.08 per basic and diluted share, as compared with a net loss of $(2,538,000) or $(0.23) per basic and diluted share for the first six months of 2002.

Commenting on the results, Yanki Margalit, Chairman and Chief Executive Officer of Aladdin said, “We are very pleased with our record performance this quarter, and through the first half of 2003. We continue to achieve our goals with respect to operations and business development, managing to grow revenues, increase profitability and enhance our financial position through positive cash flow, while generating new business in major industries and global markets during a period that has historically been soft for Aladdin. We remain profitable and attribute our positive momentum to several factors including our strategic product focus, emphasis on solution and channel partnerships, and operational efficiency.”

Highlights for Q2

  HASP — Awarded significant new orders from leading international software vendors and presented a 14% growth compared to Q2/2002.
  eSafe — Secured a 10,000 seat contract with a leading global manufacturer of electrical, electronic, and automotive technologies, and launched eSafe Version 4, offering the industry’s highest content filtering throughput and unique anti-spam capability delivering best-of-breed performance.
  eToken — Secured a new contract with Exostar, a leading provider of ASP e-commerce services to major aerospace and defense contractors worldwide.

The Company will hold a teleconference today, July 24, 2003, at 9:00 a.m. EDT to discuss the quarter’s results. To participate in the call, please dial (800) 473-6123, in the U.S., or (973) 582-2706 internationally, approximately five minutes prior to the scheduled call start time. A replay of the call can also be accessed via telephone from 11:00 a.m. EDT on July 24, 2003 through 11:59 p.m. on July 28, 2003 by calling (877) 519-4471 in the Unites States, or (973) 341-3080 internationally, and entering the following access code: 4032383.

Aladdin Knowledge Systems

Aladdin (Nasdaq: ALDN) is a leader in digital security, providing solutions for software commerce and Internet security since 1985. Aladdin serves over 30,000 customers worldwide. Aladdin’s products include: the USB-based eToken device for user authentication and e-commerce security; the eSafe line of content security solutions that protect PCs and networks against malicious, inappropriate and nonproductive Internet-borne content; HASP and Hardlock, hardware-based software security systems that protect the revenues of developers; and Privilege, a software licensing and distribution platform. Please visit Aladdin’s Web site at www.eAladdin.com.

(Tables to Follow)

Safe Harbor Statement
Except for the statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include general economic and business conditions, the loss of market share, changes in consumer buying habits and other factors over which Aladdin Knowledge Systems Ltd. has little or no control.

Aladdin Knowledge Systems Ltd.
Summary of Unaudited Results
Consolidated Statement of Operations
(U.S. dollars, in thousands - except for per-share amount)

	Three months period ended June 30		Six months ended June 30
	2003	2002	2003	2002
Sales	13,012	11,704	26,184	24,246
Cost of sales	2,222	2,321	4,757	4,830

Gross profit	10,790	9,383	21,427	19,416
Research & development	3,238	4,010	6,318	7,351

Selling & marketing	5,221	6,037	10,772	11,309
General & administrative	1,695	1,966	3,434	3,217

Total operating expenses	10,154	12,013	20,524	21,877
Operating income (loss)	636	(2,630)	903	(2,461)
Financial income (expenses), net	(137)	694	(89)	655
Other income	5	68	8	68
Income (loss) before taxes	504	(1,868)	822	(1,738)
Taxes on income	(59)	100	(152)	217
	563	(1,968)	974	(1,955)
Equity in loss of affiliate, net of taxes	-	238	100	583
Net income (loss)	563	(2,206)	874	(2,538)
Basic earning (loss) per share	0.05	(0.20)	0.08	(0.23)
Diluted earnings (loss) per share	0.05	(0.20)	0.08	(0.23)
Weighted average number of shares
outstanding for Basic EPS	11,253	11,253	11,253	11,253
Weighted average number of shares
outstanding for Diluted EPS	11,690	11,253	11,614	11,253

Aladdin Knowledge Systems Ltd.
Balance Sheets
(U.S. dollars, in thousands)

	June 30, 2003	December 31, 2002
Assets
Current assets:
Cash & cash equivalents	14,766	14,235
Marketable securities	1,292	860
Trade receivable, net of allowance for
doubtful accounts	8,175	8,094
Other accounts receivable	2,988	2,646
Inventories	5,816	6,269
Total current assets	33,037	32,104
Fixed assets, net	2,838	3,478
Other long term assets, net	14,043	12,957
Total assets	49,918	48,539
Liabilities and shareholders' equity
Current liabilities	9,486	9,440
Accrued severance pay	2,889	2,772
Shareholders' Equity	37,543	36,327
Total liabilities and shareholders'
equity	49,918	48,539